Exhibit 99.2

NetEase, Inc.

Building No. 7, West Zone,
Zhongguancun Software Park (Phase II),
No. 10 Xibeiwang East Road, Haidian District
Beijing, People’s Republic of China 100193

2019 ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON SEPTEMBER 13, 2019

PROXY STATEMENT

General

We are soliciting proxies on behalf of our board of directors for use at the annual general meeting of shareholders to be held on September 13, 2019 at 10:00 a.m., Beijing time, or at any adjournment or postponement thereof. The annual general meeting will be held at our offices located at No. 399 Wangshang Road, Binjiang District, Hangzhou, Zhejiang Province, People’s Republic of China 310052.

This proxy statement is available to shareholders beginning on August 16, 2019 and the form of proxy is first being mailed to shareholders on or about August 19, 2019.

Revocability of Proxies

Any proxy given by a holder of ordinary shares pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivering a written notice of revocation or a duly executed proxy bearing a later date or by attending the annual general meeting and voting in person. Attendance at the annual general meeting in and of itself does not revoke a prior proxy. A written notice of revocation must be delivered to the attention of Mr. Charles Zhaoxuan Yang, our Chief Financial Officer.

A holder of our American depositary shares, known as ADSs, representing our ordinary shares, may revoke a previously delivered ADS Voting Instruction Card by delivering a written notice of revocation or a duly executed ADS Voting Instruction Card bearing a later date to The Bank of New York Mellon prior to 5:00 p.m., New York Time, on September 11, 2019.

Record Date, Share Ownership and Quorum

Shareholders of record at the close of business on July 31, 2019 are entitled to vote at the annual general meeting. Our ordinary shares underlying ADSs are included for purposes of this determination. As of July 31, 2019, 3,229,900,531 of our ordinary shares, par value US$0.0001 per share, were outstanding, of which approximately 1,823,900,265 were represented by ADSs. The presence of at least two ordinary shareholders in person or by proxy will constitute a quorum for the transaction of business at the annual general meeting; provided, however, that in no case shall such quorum represent less than 33 1/3% of our outstanding ordinary shares.

Voting and Solicitation

Each share outstanding on the record date is entitled to one vote. Voting by holders of ordinary shares at the annual general meeting will be by a show of hands unless the chairman of the meeting or any shareholder present in person or by proxy demands that a poll be taken. Holders of ADSs cannot vote at such meeting.

The costs of soliciting proxies will be borne by our company. Proxies may be solicited by certain of our directors, officers and regular employees, without additional compensation, in person or by telephone or electronic mail. The solicitation materials are available on our company’s website at http://ir.netease.com. Hard copies of the solicitation materials are available upon request to shareholders free of charge.

Voting by Holders of Ordinary Shares

When proxies are properly dated, executed and returned by holders of ordinary shares, the shares they represent will be voted at the annual general meeting in accordance with the instructions of the shareholder. If no specific instructions are given by such holders, the shares will be voted “FOR” proposals 1 and 2 and in the proxy holder’s discretion as to other matters that may properly come before the annual general meeting. Abstentions by holders of ordinary shares are included in the determination of the number of shares present and voting but are not counted as votes for or against a proposal. Broker non-votes will not be counted towards a quorum or for any purpose in determining whether the proposal is approved.

Voting by Holders of American Depositary Shares

The Bank of New York Mellon, as depositary of the ADSs, has advised us that it intends to mail to all owners of ADSs the Notice of 2019 Annual General Meeting of Shareholders and an ADS Voting Instruction Card. Upon the delivery of a signed and completed ADS Voting Instruction Card as instructed therein, The Bank of New York Mellon will endeavor, to the extent practicable, to vote or cause to be voted the amount of ordinary shares represented by the ADSs, evidenced by American depositary receipts related to those ADSs, in accordance with the instructions set forth in such request. The Bank of New York Mellon has advised us that it will not vote or attempt to exercise the right to vote other than in accordance with those instructions. As the holder of record for all the shares represented by the ADSs, only The Bank of New York Mellon may vote those shares at the annual general meeting.

The Bank of New York Mellon and its agents are not responsible if they fail to carry out your voting instructions or for the manner in which they carry out your voting instructions. This means that if the ordinary shares underlying your ADSs are not able to be voted at the annual general meeting, there may be nothing you can do.

If (i) the enclosed ADS Voting Instruction Card is signed but is missing voting instructions, (ii) the enclosed ADS Voting Instruction Card is improperly completed or (iii) no ADS Voting Instruction Card is received by The Bank of New York Mellon from a holder of ADSs prior to 5:00 p.m., New York Time, on September 11, 2019, The Bank of New York Mellon will deem such holder of ADSs to have instructed it to give a proxy to the chairman of the annual general meeting to vote in favor of each proposal recommended by our board of directors and against each proposal opposed by our board of directors.

Deadline for Shareholder Proposals

Proposals which our shareholders wish to be considered for inclusion in our proxy statement and proxy card for the 2020 annual general meeting must be received by March 31, 2020 at No. 399 Wangshang Road, Binjiang District, Hangzhou, Zhejiang Province, People’s Republic of China 310052. The submission of a proposal does not assure that it will be included in the proxy statement or the proxy card.

PROPOSAL 1

ELECTION OF DIRECTORS

The board of directors has nominated all of our seven current directors for re-election at the 2019 annual general meeting. Each director to be elected will hold office until the next annual general meeting of shareholders and until such director’s successor is elected and is duly qualified, or until such director’s earlier death, bankruptcy, insanity, resignation or removal. All of the nominees have been previously elected by our shareholders. Our Articles of Association presently authorize up to ten board positions. Proxies cannot, however, be voted for a greater number of persons than the number of nominees named in this proxy statement.

Shares represented by executed proxies will be voted, if authority to do so is not withheld, for the election of the seven nominees named below. The board has no reason to believe that any of the nominees named below will be unable or unwilling to serve as a director if elected. In the event that any nominee should be unavailable for election as a result of an unexpected occurrence, such shares will be voted for the election of such substitute nominee as management may propose.

The names of the nominees, their ages as of April 1, 2019 and the principal positions with NetEase held by them are as follows:

Name	Age	Position

William Lei Ding	47	Director and Chief Executive Officer

Alice Cheng (1)	57	Director

Denny Lee	51	Director

Joseph Tong (1)	56	Director

Lun Feng	59	Director

Michael Leung (1)	65	Director

Michael Tong	47	Director

(1)            Member of the audit, compensation and nominating committees.

Directors Nominated for Election at the Annual General Meeting

William Lei Ding, our founder, has served as a director since July 1999 and as our Chief Executive Officer since November 2005. From March 2001 until November 2005, Mr. Ding served as our Chief Architect, and, from June 2001 until September 2001, he served as our Acting Chief Executive Officer and Acting Chief Operating Officer.  From July 1999 until March 2001, Mr. Ding served as Co-Chief Technology Officer, and from July 1999 until April 2000, he also served as our interim Chief Executive Officer. Mr. Ding established Guangzhou NetEase and Shanghai EaseNet, our affiliates, in May 1997 and January 2008. Mr. Ding holds a Bachelor of Science degree in Communication Technology from the University of Electronic Science and Technology of China.

Alice Cheng has served as a director since June 2007. Ms. Cheng has been the Chief Financial Officer of BBK Electronics Corp., Ltd., a PRC-based manufacturer of audio/visual equipment, since May 2005. From October 2010 to April 2013, she served as a supervisor of Wistron Information Technology Corporation in Taiwan, an information technology company with operations in Taiwan, China and Japan. From January 2002 to April 2005, she served as Financial Controller of Wistron Corporation, a Taiwanese original design manufacturer of notebook computers and other electronics. Prior to that, she held various positions with Acer Inc., a Taiwanese computer manufacturer, culminating in the position of Financial Controller. Ms. Cheng received a Bachelor of Accounting from the Chinese Culture University in Taiwan in 1983 and a Masters of Business Administration from the Thunderbird School of Global Management in Arizona in 2003. She is licensed as a certified public accountant in Taiwan and the PRC.

Denny Lee has served as a director since April 2002. Mr. Lee previously served as our Chief Financial Officer from April 2002 until June 2007 and as our Financial Controller from November 2001 until April 2002. Prior to joining our company, Mr. Lee worked in the Hong Kong office of KPMG for more than ten years. Mr. Lee graduated from the Hong Kong Polytechnic University and is a member of the Hong Kong Institute of Certified Public Accountants and the Association of Chartered Certified Accountants. Mr. Lee currently serves as the chairman of the audit committees and an independent non-executive director on the boards of New Oriental Education & Technology Group Inc., Concord Medical Services Holdings Limited, NIO, Inc. and Jianpu Technology Inc., which are listed on the New York Stock Exchange, as well as China Metal Resources Utilization Ltd., which is listed on The Stock Exchange of Hong Kong Limited.

Joseph Tong has served as a director since March 2003. He has been a director of Parworld Investment Management Limited, which provides financial and investment advisory services, since April 2004. From December 2002 until April 2004, Mr. Tong was engaged in establishing offices and operations in Hong Kong and China, setting up accounting and internal control policies and overseeing the overall operations for TLM Apparel Co., Ltd., a garment trading company operating in Hong Kong and China which he co-founded. Prior to that, from September 2000 to September 2002, he was the e-Commerce Director of the Asia Region for Universal Music Limited where he was responsible for forming e-business development strategies and overseeing new promotional opportunities. Mr. Tong currently serves as the chairman of the audit committee and an independent director on the board of Crosby Capital Limited, which is listed on The Stock Exchange of Hong Kong Limited. Mr. Tong received a Bachelor of Social Science degree with honors in Accounting and Statistics from the University of Southampton, England. He is a member of the American Institute of Certified Public Accountants and an associate member of the Hong Kong Institute of Certified Public Accountants.

Lun Feng has served as a director since July 2005. He has been the Chairman of Vantone Holdings Co., Ltd., a private real estate investment company in China, since 1993. Mr. Feng has a Juris Doctor from the Chinese Academy of Social Sciences, a Masters of Law degree from the Party School of the Chinese Communist Party and a Bachelor of Arts in Economics from Northwest University.

Michael Leung has served as a director since July 2002. Mr. Leung held senior positions with Peregrine Capital (China) Limited, SG Securities (HK) Limited (previously known as Crosby Securities (Hong Kong) Limited), Swiss Bank Corporation, Hong Kong Branch, and Optima Capital Limited (previously known as Ke Capital (Hong Kong) Limited) where he provided financial advisory services. Mr. Leung was also a director at Emerging Markets Partnership (Hong Kong) Limited, which was the principal advisor to the AIG Asian Infrastructure Fund L.P, and an independent non-executive director of Anhui Expressway Company Limited, Junefield Department Store Group Limited and China Huiyuan Juice Group Limited, all of which are listed on The Stock Exchange of Hong Kong Limited. Mr. Leung currently serves as an independent non-executive director of China Ting Group Holdings Limited, Orange Sky Golden Harvest Entertainment (Holdings) Limited, Optics Valley Union Holding Company Limited and Luye Pharma Group Ltd., all of which are listed on The Stock Exchange of Hong Kong Limited.  Mr. Leung received a Bachelor’s Degree in Social Sciences from the University of Hong Kong with a major in Accounting, Management and Statistics.

Michael Tong has served as a director of our company since December 1999. He joined our company as an executive in May 2003 and later served as our Co-Chief Operating Officer from July 2004 to March 2009. Before joining our company as an executive, Mr. Tong had approximately seven years of experience in the investment industry working in several venture capital and private equity firms, including Techpacific Venture Capital Limited, Softbank China Venture Investments Limited and Nomura China Venture Investment Limited.  Mr. Tong is an independent non-executive director on the board of Beijing New Oriental Online Technology Co., Ltd. Mr. Tong graduated with a Bachelor of Business Administration from the University of Wisconsin, Madison with a major in Accounting and an extra concentration in Computer Science in 1993.

The directors will be elected by a majority of the votes present in person or represented by proxy and entitled to vote. In electing directors, each shareholder may cast one vote per share owned for each director to be elected; shareholders cannot use cumulative voting.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR

THE ELECTION OF EACH OF THE NOMINEES NAMED ABOVE.

PROPOSAL 2

RATIFICATION OF INDEPENDENT AUDITORS

Our audit committee recommends, and our board concurs, that PricewaterhouseCoopers Zhong Tian LLP (“PWC”) be appointed as our independent auditors for the year ending December 31, 2019.  Our board of directors first appointed PWC as our independent auditors in July 2002.

In the event our shareholders fail to ratify the appointment, our audit committee will reconsider its selection. Even if the selection is ratified, our audit committee in its discretion may direct the appointment of a different independent auditing firm at any time during the year if the audit committee believes that such a change would be in the best interests of our company and shareholders.

A representative of PWC is expected to be present at the annual general meeting, will have the opportunity to make a statement if he or she desires to do so, and will be available to respond to appropriate questions.

The affirmative vote of the holders of a majority of the shares present in person or represented by proxy and voting at the annual general meeting will be required to approve this proposal 2.

THE BOARD AND THE AUDIT COMMITTEE RECOMMEND A VOTE FOR

RATIFICATION OF THE APPOINTMENT OF

PRICEWATERHOUSECOOPERS ZHONG TIAN LLP

AS OUR INDEPENDENT AUDITORS

FOR THE YEAR ENDING DECEMBER 31, 2019.

AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES

Our audit committee has adopted procedures which set forth the manner in which the audit committee will review and approve all audit and non-audit services to be provided by PWC before that firm is retained for such services. The pre-approval procedures are as follows:

•                  Any audit or non-audit service to be provided to us by the independent accountant must be submitted to the audit committee for review and approval, with a description of the services to be performed and the fees to be charged.

•                  The audit committee in its sole discretion then approves or disapproves the proposed services and documents such approval, if given, through the execution of an engagement letter for the services by a member of the audit committee.

SHAREHOLDER COMMUNICATIONS WITH THE BOARD OF DIRECTORS

The following procedures have been established by our board of directors in order to facilitate communications between our shareholders and our board of directors:

1)             Shareholders may send correspondence, which should indicate that the sender is a shareholder, to our board of directors or to any individual director by mail to No. 399 Wangshang Road, Binjiang District, Hangzhou, Zhejiang Province, People’s Republic of China 310052, Attention: Chief Financial Officer.

2)             Our Chief Financial Officer will be responsible for the first review and logging of this correspondence and will forward the communication to the director or directors to whom it is addressed unless it is a type of correspondence which our board has identified as correspondence which may be retained in our files and not sent to directors.

Our board of directors has authorized the Chief Financial Officer to retain and not send to directors communications that: (a) are advertising or promotional in nature (offering goods or services), (b) solely relate to complaints by clients with respect to ordinary course of business customer service and satisfaction issues, or (c) clearly are unrelated to our business, industry, management or board or committee matters. These types of communications will be logged and filed but not circulated to directors. Except as set forth in the preceding sentence, the Chief Financial Officer will not screen communications sent to directors.

3)             The log of shareholder correspondence will be available to members of our board for inspection. At least once each year, the Chief Financial Officer will provide to our board a summary of the communications received from shareholders, including the communications not sent to directors in accordance with screening procedures approved by our board.

ACCESS TO CORPORATE GOVERNANCE POLICIES

We adopted a Code of Business Conduct which is available on our company’s website http://ir.netease.com. To the extent required by law, any amendments to, or waivers from, any provision of the Code of Business Conduct will be promptly disclosed to the public.

Copies of our company’s committee charters and Code of Business Conduct will be provided to any shareholder upon written request to the Chief Financial Officer of NetEase, Inc. at No. 399 Wangshang Road, Binjiang District, Hangzhou, Zhejiang Province, People’s Republic of China 310052.

ANNUAL REPORT TO SHAREHOLDERS

Pursuant to NASDAQ’s Marketplace Rules which permit companies to make available their annual report to shareholders on or through the company’s website, we post our annual reports on our website. Our annual reports are also filed with the U.S. Securities and Exchange Commission. You may obtain a copy of our 2018 annual report by visiting our website http://ir.netease.com. If you want to receive a paper or email copy of our 2018 annual report, you must request one. There is no charge to you for requesting a copy. Please make your request for a copy by calling +86 571 8985 2955.

OTHER MATTERS

We know of no other matters to be submitted to the annual general meeting. If any other matters properly come before the annual general meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the board of directors may recommend.

By Order of the Board of Directors,

William Lei Ding
Member of the Board of Directors
and Chief Executive Officer

Dated: August 16, 2019